Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Forms S-8 (Nos. 333-178381 and 333-191005) of Finisar Corporation of our report dated June 24, 2015, with respect to the statements of net assets available for benefits of the Finisar Corporation 401(k) Profit Sharing Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014, and the related supplemental Schedule H, line 4i-Schedule of Assets (held at end of year) as of December 31, 2014 which report appears in the December 31, 2014 annual report on Form 11-K of the Finisar Corporation 401(k) Profit Sharing Plan.

/s/ Moss Adams LLP

Campbell, California
June 24, 2015